EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends

	Year Ended December 31,										Nine months ended
	2001		2002		2003		2004		2005		September 30, 2006
	(In Thousands)
Earnings:
Loss before income taxes	$18,074		$32,510		$39,528		$26,069		$21,801		$14,556
Add: Fixed charges	486		499		556		215		270		149
Coverage Deficiency	$17,588		$32,011		$38,972		$25,854		$21,531		$14,407
Fixed Charges:
Interest expensed	$5		$1		$10		$14		$7		21
Estimated interest portion of rent expense	481		498		546		201		263		128
Fixed charges	$486		$499		$556		$215		$270		$149
Ratio of earnings to fixed charges(1)		(2)		(2)		(2)		(2)		(2)	(2)

(1)          The ratio of earnings to fixed charges was computed by dividing (i) loss before income taxes, plus fixed charges by (ii) fixed charges. Fixed charges consist of the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals) and interest expense on indebtedness.

(2)          Due to our loss before income taxes, the ratio coverage was less than 1:1.